TIMMINS GOLD PROVIDES ANA PAULA PROJECT UPDATE

Highlights:

•	Infill drilling nearing completion with over 7,903 meters in 34 core holes completed

•	Gold grades in-line with PEA block model estimates

•	Significant intercepts included 151 meters of 8.98 g/t gold and 48.4 meters of 12.16 g/t gold

•	Preliminary metallurgical testing complete and overall recovery improved over PEA

•	Permitting well advanced and permits required for construction anticipated by Q4 2017

•	Updated Project economics to be provided in a Pre-Feasibility Study in Q2 2017

February 23, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to provide an update on its 100% owned Ana Paula project (the “Project”) located in the Guerrero Gold Belt, in the State of Guerrero, México. Ana Paula is a high-grade, open pit gold development project that was the subject of a positive Preliminary Economic Assessment (“PEA”) in February 2016.

In August 2016, the Company initiated a US$9.2 million program of pre-construction activities including feasibility work, infill drilling, metallurgical testing, environmental baseline studies and permitting. The program was designed to allow construction to start on the Project in 2018. Over the past six months significant progress has been made on advancing the Project.

Timmins Gold CEO, Greg McCunn, states “After joining the Company earlier this month, I am very encouraged by the progress that has been made at Ana Paula. The results from the infill drilling are validating the previous drilling campaigns and increasing the confidence and robustness of the resource model and our understanding of the lithological domains in the deposit. Metallurgical test work has significantly improved upon the work done in the PEA and validated the suitability of the 6,000 tpd plant that we purchased last year and currently have in storage awaiting the start of construction. It is our intention to provide an interim update on the robust Project economics in the form of a Pre-Feasibility Study (PFS) in Q2 2017, with the full Definitive Feasibility Study (DFS) to be completed by Q1 2018.”

Infill Drilling and Mineral Resource Estimate
From October 2016 to the end of January 2017, approximately 7,903 meters of infill drilling in 34 core holes has been completed at the Ana Paula deposit. The objective of the drill program was primarily to carry out infill drilling for supporting an updated Mineral Resource Estimate. Highlights include 48.4 m of 12.16 g/t Au at 136 m downhole in hole AP-16-252, and 151 m of 8.98 g/t Au at 105 m downhole in AP-16-253.

The infill drilling is expected to be completed by the end of this month. The Company has retained AGP Mining Consultants (AGP) of Toronto to act as the independent Qualified Persons in updating the Mineral Resource Estimate beginning in March. AGP have also been engaged to carry out mine planning and engineering work for the Project feasibility studies. Geotechnical drilling to support the mine planning work is expected to start in early March which will greatly enhance the confidence in the pit slope design.

Select significant mineral intercepts measured downhole from the infill drilling program include:

Hole	From (m)	To (m)	Interval Width (m)	Gold (g/t)	Silver (g/t)
AP-16-243	47.50	74.55	27.05	1.87	7.58
AP-16-244	154.50	201.00	46.50	2.76	4.26
AP-16-246	104.55	143.10	38.55	5.19	2.50
AP-16-249	56.30	96.15	39.85	2.72	4.13
AP-16-250	209.95	250.80	40.85	4.08	7.92
AP-16-251	2.00	79.00	77.00	2.68	8.44
AP-16-252	135.65	184.05	48.40	12.16	10.72
AP-16-253	105.00	256.07	151.07	8.98	6.52
AP-16-255	87.60	195.60	108.00	1.15	6.24
AP-16-257	150.00	236.20	86.20	2.21	9.56
AP-16-260	94.50	197.00	102.50	3.80	10.45
AP-16-262	124.52	156.00	31.48	3.37	15.87
AP-16-262	183.03	219.85	36.82	7.32	6.31
AP-16-264	110.20	139.05	28.85	11.59	13.32
AP-16-270	4.00	41.60	37.60	3.87	14.30
AP-16-270	67.00	93.25	26.25	11.94	13.62
AP-16-270	121.20	164.00	42.80	4.78	5.90
AP-16-270	203.00	213.46	10.46	1.31	4.19

•      All interval widths reported are downhole, not true widths.

The complete set of drill results can be accessed on-line at
http://www.timminsgold.com/_resources/anapaula/update/feb23.pdf along with a map of the drill hole locations and a selection of sections through the deposit.

Metallurgical Test Work

Metallurgical test work for the Project is being carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Metallurgical samples from drill core were compiled to represent the four types of mineralized lithological domains found at Ana Paula:

  Granodiorite
  High-grade Breccia
  Limestone-Shale
  Lower-grade Breccia

All comminution, gravity, flotation and leach testing (described below) was carried out on individual domain samples and on life-of-mine composites. The average grade of composite samples for test work was 2.26 g/t gold.

Comminution testing including JK Lite simulation (rotary breakage tests) were undertaken on the composite samples and individual domain samples. Simulation and bond work index results have confirmed that the 6,000 tpd Semi-Autogenous Grinding (SAG) and Ball Mill circuit that was purchased by the Company is suitable for treating the Ana Paula material.

A Gravity Recoverable Gold testing program (with size-by-size analyses) was carried out. Samples consistently showed very good gravity response with gravity recovery to concentrates of 40-50%. Additionally the gravity concentrates leached very well in a simulated intensive leach reactor, with gold recoveries of 96-98%. A gravity gold recovery circuit including a concentrator and intense cyanide leaching circuit will be added to the process flow sheet. Large (~30 kg) gravity tests were conducted at various grind sizes in order to generate material for downstream process testing (flotation and/or leaching).

Flotation test work confirmed that Ana Paula ore consistently displays very good gold recoveries through rougher flotation, with 95% of gold recovered with a 15-20% mass pull. Leaching test work was conducted to evaluate various process alternatives to improve overall gold recovery, which was estimated in the PEA at 75%. The flowsheet selected as the basis for the feasibility studies was rougher flotation after gravity gold recovery to produce a concentrate, followed by cyanide leaching. Leach recovery was significantly improved when a pre-oxidation of the flotation concentrate was carried out ahead of leaching. Overall gold recovery in the preliminary test work showed an improvement over the PEA to 80-85% with the gravity flotation-pre-oxidation-CIL flowsheet. Further test work is underway which will form the basis of the Process Design Criteria for the feasibility studies.

Feasibility Studies

The Company has engaged M3 Engineering to provide feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates. It is expected that M3 will produce a PFS by the end of Q2 2017 which will be based on the updated Mineral Resource estimate and mine plan as well as the latest metallurgical testing. The PFS will provide a much higher level of confidence in the robustness of the project economics then the PEA. The PEA economic analysis showed an after tax Net Present Value (5%) of US$248 million and IRR of 43% at US$1,200/oz gold.

Knight-Piesold has been engaged to carry out the engineering and design of the waste dumps and Tailings Storage Facility as well as carry out the study for the pit slope design.

Environmental and Permitting

The environmental base line study was completed in November 2016. In December 2016, the Company submitted an Environmental Impact Assessment (EIA) to SEMARNAT (Mexico’s Secretary of Environment and Natural Resources), using the baseline study as its basis. The areas covered in the baseline study are climate, hydrology, hydrogeology, aquifer vulnerability, soil type, earthquake risk, geotechnical, surface water, underground water, and environmental risk. If no further information is required, SEMARNAT guides to a maximum timeline of 120 business days for approval. Up to the current date, Timmins has not received a request from SEMARNAT for further information related to its EIA submission. The next major submission to SEMARNAT would be the Change of Land Use submission, which is expected to occur in Q2 2017. The Company expects to receive construction permits in Q4 2017.

Project Financing

As the Company advances its engineering studies, it will also begin to investigate financing alternatives for the Project including project or corporate debt. It is expected that financing will be arranged in conjunction with the completion of the DFS by early 2018.

Key Milestones

Pre-Feasibility Study	Q2 2017
Permitting	Q4 2017
Definitive Feasibility Study	Q1 2018
Project Financing Arranged	Q1 2018
Construction Decision	Q2 2018
Commissioning and Start Up	Q4 2019

Quality Control / Quality Assurance:

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance / quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ size) samples are selected by the Company’s geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 1 to 1.5 m in length. Samples are prepared at the ALS Lab facilities in Guadalajara and analyzed using a standard fire assay with a 50 gram pulp and Atomic Absorption (AA) finish at the ALS lab in Vancouver, Canada. Any samples assaying >10.0g/t Au are automatically re-analyzed using a Gravimetric finish. Check assays were sent to each lab and were cross referenced and results verified.

Technical Information & Qualified Person Notes:

This news release was reviewed and approved by Taj Singh, M.Eng, P.Eng, Vice-President of Engineering and Project Development of the Company, who is recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of any economic studies beyond Preliminary Economic Assessment.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission